UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2013 and 2012

-

Condensed Consolidated Statements Of Financial Position as of June 30, 2013 (Unaudited) and December 31, 2012

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2013 and 2012

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 31, 2013.

2 / 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 31, 2013	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2013	2013	2012	2013	2013
	CNY	CNY	US$	CNY	CNY	US$

REVENUE	37,841	41,268	6,724	66,903	70,555	11,496
COST OF SALES	(22,344)	(31,937)	(5,204)	(38,687)	(51,428)	(8,379)
GROSS PROFIT	15,497	9,331	1,520	28,216	19,127	3,117

SELLING AND DISTRIBUTION EXPENSES	(840)	(1,363)	(222)	(1,525)	(2,791)	(455)
ADMINISTRATIVE EXPENSES	(21,203)	(42,090)	(6,858)	(39,166)	(65,942)	(10,744)
IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT	—	—	—	—	(184,417)	(30,048)
OTHER OPERATING EXPENSES	(3,591)	(1,760)	(287)	(4,704)	(3,372)	(549)
OPERATING LOSS	(10,137)	(35,882)	(5,847)	(17,179)	(237,395)	(38,679)
FINANCE COSTS	(11,368)	(31,902)	(5,198)	(20,818)	(43,912)	(7,155)
INTEREST INCOME	905	1,337	218	1,695	1,778	290
NON-OPERATING INCOME (EXPENSE), NET	(858)	1,613	263	(889)	1,215	198
PROFIT (LOSS) BEFORE INCOME TAXES	(21,458)	(64,834)	(10,564)	(37,191)	(278,314)	(45,346)
INCOME TAXES (EXPENSE) BENEFIT (Note 7)	(7,078)	6,448	1,051	(8,361)	50,083	8,160
LOSS FOR THE PERIOD	(28,536)	(58,386)	(9,513)	(45,552)	(228,231)	(37,186)

ATTRIBUTABLE TO:
Owners of the Company	(28,547)	(56,840)	(9,261)	(47,707)	(227,422)	(37,054)
Non-controlling interests	11	(1,546)	(252)	2,155	(809)	(132)
	(28,536)	(58,386)	(9,513)	(45,552)	(228,231)	(37,186)

LOSSES PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 2):
Basic	(1.15)	(2.28)	(0.37)	(1.92)	(9.13)	(1.49)

Diluted	(1.15)	(2.28)	(0.37)	(1.92)	(9.13)	(1.49)

LOSS FOR THE PERIOD	(28,536)	(58,386)	(9,513)	(45,552)	(228,231)	(37,186)

Other comprehensive income (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	(2,794)	2,475	403	(2,579)	3,845	627
TOTAL OTHER COMPREHENSIVE INCOME	(2,794)	2,475	403	(2,579)	3,845	627
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(31,330)	(55,911)	(9,110)	(48,131)	(224,386)	(36,559)

Attributable to:
Owners of the Company	(31,341)	(54,365)	(8,858)	(50,286)	(223,577)	(36,427)
Non-controlling interests	11	(1,546)	(252)	2,155	(809)	(132)
	(31,330)	(55,911)	(9,110)	(48,131)	(224,386)	(36,559)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2012	2013	2013
		CNY	CNY	US$
	Notes		(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	2,349,914	2,308,729	376,168
Rehabilitation fund		33,052	44,942	7,323
Prepayments		117,123	118,629	19,329
Deferred tax assets		6,916	8,145	1,327

TOTAL NON-CURRENT ASSETS		2,507,005	2,480,445	404,147

CURRENT ASSETS
Inventories	3	18,403	21,642	3,526
Trade and bill receivables		49,275	46,551	7,585
Prepayments		5,992	6,892	1,123
Other receivables		31,909	37,211	6,063
Restricted bank deposits		7,082	—	—
Term deposits with an original maturity over three months		23,650	3,699	603
Cash and cash equivalents		210,944	298,533	48,641

TOTAL CURRENT ASSETS		347,255	414,528	67,541

TOTAL ASSETS		2,854,260	2,894,973	471,688

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables		104,199	99,783	16,258
Other payables and accrued liabilities		79,923	69,994	11,404
Interest bearing bank and other borrowings	5	443,900	861,900	140,432
Due to related companies	6	411,053	6,573	1,071
Interest payable		9,093	11,195	1,824
Taxes payable		24,143	24,398	3,975
Mining rights payable		25,568	31,368	5,111

TOTAL CURRENT LIABILITIES		1,097,879	1,105,211	180,075
NET CURRENT LIABILITIES		750,624	690,683	112,534
TOTAL ASSETS LESS CURRENT LIABILITIES		1,756,381	1,789,762	291,613

NON-CURRENT LIABILITIES
Interest bearing bank and other borrowings	5	569,630	897,449	146,224
Due to the Shareholder	6	266,610	257,041	41,880
Interest payable		17,894	18,788	3,061
Deferred tax liabilities		267,004	216,332	35,248
Mining rights payable		77,810	66,150	10,778
Asset retirement obligations		10,558	11,515	1,876

TOTAL NON-CURRENT LIABILITIES		1,209,506	1,467,275	239,067

TOTAL LIABILITIES		2,307,385	2,572,486	419,142

EQUITY
Issued capital		312,081	312,081	50,848
Other capital reserves		536,872	536,872	87,474
Reserves		49,793	52,706	8,588
Accumulated losses		(443,001)	(673,338)	(109,709)
Other comprehensive losses		(2,811)	1,034	168

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		452,934	229,355	37,369
NON-CONTROLLING INTERESTS		93,941	93,132	15,177
TOTAL EQUITY		546,875	322,487	52,546

TOTAL LIABILITIES AND EQUITY		2,854,260	2,894,973	471,688

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Amounts in thousands)

	Six months ended June 30,
	2012	2013	2013
	CNY	CNY	US$

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(47,821)	(132,733)	(21,627)

INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	(169,171)	(129,245)	(21,059)
Prepayment for purchase of land use rights	(4,811)	(10,859)	(1,769)
Net proceeds from disposal of property plant and equipment	114	—	—
Term deposits with original maturity over three months	—	19,951	3,251
Repayment from related companies	774	—	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(173,094)	(120,153)	(19,577)

FINANCING ACTIVITIES
Repayments of interest bearing bank and other borrowings	(125,000)	(175,000)	(28,513)
Proceeds from interest bearing bank and other borrowings	330,000	918,600	149,670
Repayment to related companies	(82,691)	(2,091,105)	(340,710)
Decrease of restricted bank deposit	10,209	7,082	1,154
Advances from related companies	240,990	1,681,287	273,937

NET CASH FLOWS USED IN FINANCING ACTIVITIES	373,508	340,864	55,538

NET INCREASE IN CASH AND CASH EQUIVALENTS	152,593	87,978	14,334

NET FOREIGN EXCHANGE DIFFERENCE	4	(389)	(63)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	136,587	210,944	34,370

CASH AND CASH EQUIVALENTS AT END OF PERIOD	289,184	298,533	48,641

See notes to condensed consolidated financial statements.

6 / 15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1. BASIS OF PRESENTATION

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2013, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The condensed consolidated statements of financial position at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

The consolidated financial statements include the accounts of China Natural Resources, Inc. and those subsidiaries in which the Company has direct or indirect controlling interests (collectively referred to as the “Company”). The Company’s subsidiaries as of December 31, 2012, are as described in the Company’s Form 20-F for the year ended December 31, 2012.

As of June 30, 2013, the Company had a working capital deficiency of CNY690,683 (US$112,534) and had undrawn loan facilities totaling CNY260,000 (US$42,363) available to finance its future operations. Subsequent to June 30, 2013, the Company has secured additional loan facilities as at November 30, 2013 totaling CNY461,000 (US$75,112) and obtained confirmation letters from the banks to provide further loan facilities totaling CNY1,950,000 (US$317,719) pursuant to certain terms and conditions contained in the confirmation letters (note 8). In the opinion of the Directors, the Company’s forecasts and projections, after taking into account reasonably possible changes in trading performance, operating, as well as capital expenditures, and the available bank facilities, support the Company’s ability to continue to operate within the level of its current capacity and that the Company is expected to have sufficient liquidity to finance its operations for the next twelve months. Therefore, the unaudited interim consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.1375 as quoted by Bloomberg Finance L.P. as of June 30, 2013, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

2. LOSSES PER SHARE

Basic losses per share amounts are calculated using the weighted average number of common shares outstanding during the period. The company did not have any potentially diluted shares through the six months ended June 30, 2012 and 2013. Accordingly, the diluted losses per share amounts are the same as the basic losses per share amounts.

3. INVENTORIES

	December 31,	June 30,	June 30,
	2012	2013	2013
	CNY	CNY	US$

Raw materials	9,847	10,917	1,779
Finished goods	8,556	10,725	1,747

	18,403	21,642	3,526

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4. PROPERTY AND EQUIPMENT, NET

	December 31,	June 30,	June 30,
	2012	2013	2013
	CNY	CNY	US$

At cost:
Buildings	54,887	66,626	10,856
Mining structures and mining rights	1,712,400	1,741,617	283,767
Machinery and equipment	94,681	113,474	18,489
Motor vehicles	16,700	21,108	3,439
Construction in progress	543,597	634,250	103,340
	2,422,265	2,577,075	419,891
Accumulated depreciation, depletion and amortization	(72,351)	(83,536)	(13,611)
Impairment	—	(184,810)	(30,112)
	2,349,914	2,308,729	376,168

Operations have been suspended at Nayong Gouchang Coal Mining Co. Ltd. (“Gouchang Coal”) since March 2013 pending the acquisition by the Company of a nearby coal mine and Gouchang Coal achieving certain production capacity targets in accordance with Guizhou Province’s coal mine consolidation policy. The entire Gouchang Coal was designated as a cash generating unit (“CGU”), i.e., the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying value of the long-term assets was compared to the recoverable amount of the CGU, which was based predominantly on the fair-value-less-costs-of-disposal (“FVLCD”) approach. FVLCD calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected coal price, coal product mix, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Company adopts a pre-tax rate of 15.05% that reflects specific risks related to CGU as discount rates. For the six months ended June 30, 2013, impairment loss for property, plant and equipment of CNY184,417 (US$30,048) (nil for the six months ended June 30, 2012) was recognised in profit or loss.

5. INTEREST-BEARING BANK AND OTHER BORROWINGS

	December 31,	June 30,	June 30,
	2012	2013	2013
	CNY	CNY	US$

Current
Bank loans – guaranteed	265,000	635,000	103,462
Current portion of long term bank loans – secured and guaranteed	155,000	170,000	27,699
Current portion of long term bank loans – guaranteed	23,900	56,900	9,271
	443,900	861,900	140,432

Non-current
Bank loans – guaranteed	149,630	433,849	70,688
Bank loans – secured and guaranteed	420,000	380,000	61,915
Bank loans – unsecured	—	83,600	13,621
	569,630	897,449	146,224

	1,013,530	1,759,349	286,656

Certain of the interest-bearing loans are secured by:

1)	Pledges over the Company’s mining rights with carrying amounts of CNY525,491 (US$85,620) and CNY527,534 (US$85,953) as of December 31, 2012 and June 30, 2013, respectively; and
2)	Pledges over the Company’s equity interest in Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayun Coal.

In addition, Mr. Li Feilie has guaranteed certain of the Company’s interest-bearing loans up to CNY486,630 (US$79,288) and CNY805,749 (US$131,283) as of December 31, 2012 and June 30, 2013, respectively. Also, the Company’s fellow subsidiaries have guaranteed certain of the Company’s interest-bearing loans up to CNY1,013,530 (US$165,137) and CNY1,050,749 (US$171,201) as of December 31, 2012 and June 30, 2013, respectively.

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6. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Company had the following transactions with related parties during the period.

(a)

The Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, entered into office sharing agreement with the Company. The agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration provided by Anka. The amount paid by the Company to Anka for the three months and six months ended June 30, 2013 was CNY380 (US$62) and CNY756 (US$123), respectively (2012: CNY210 (US$34) and CNY420 (US$68), respectively).

(b)	Payables with related companies

The Company’s payables with related companies are unsecured, non-interest bearing and due on demand, except to payables due to the Shareholder. The receivables and payables are summarized as follows:

	December 31,	June 30,	June 30,
	2012	2013	2013
	CNY	CNY	US$

Payables to related companies:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	—	120	20
Feishang Enterprise Group Limited (“Feishang Enterprise”)	411,053	6,453	1,051
	411,053	6,573	1,071

Long-term payable to the Shareholder:
Feishang Group Limited	266,610	257,041	41,880

7. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations (“the actual method”) except for Guizhou Nayong Dayuan Coal Mining Co. Ltd. (“Dayuan Coal”), Gouchang Coal, Jinsha Baiping Mining Co. Ltd. (“Baiping Mining”), Liuzhi Xinsong Coal Mining Co. Ltd. (“Xinsong Coal”), Liuzhi Linjiaao Coal Mining Co. Ltd. (“Linjiaao Coal”) and Guizhou Yongfu Mining Co. Limited (“Guizhou Yongfu”) . Prior to 2012, based on the local practices, the aforementioned subsidiaries were taxed on “a deemed profit method” based on their actual revenue minus deemed expenses with the 25% statutory rate. Practically, the CIT were collected approximately at a range of CNY9.5 (US$1.5) to CNY32.0 (US$5.2) per tonne of sales, or 7.50% to 10.64% of sales. No deferred tax assets were then provided for these subsidiaries in view of the deemed profit method imposed.

During the second half of 2012, the Company received written confirmations from the respective local tax bureaus that aforementioned subsidiaries, excluding Guizhou Yongfu, are subject to income tax on the actual method effective retroactively from 2011. Guizhou Yongfu is subject to income tax on the actual method effective retrospectively from the date of establishment.

During 2012, deferred tax assets were recognised for Dayuan Coal, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu which were either in the construction phase or had just commenced commercial production and Wuhu Feishang, which has been in commercial productions since 2006. Dayuan Coal, Xinsong Coal, Linjiaao Coal and Guizhou Yongfu were taxed on a deemed profit method before and were changed to the actual method during 2012 as approved by the respective local tax bureaus. In assessing the recoverability of the Company’s deferred tax assets, management has performed a detailed assessment on the available taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the deductible temporary differences and unused tax losses can be utilised before they expire. In addition, management has also performed a detailed assessment on these coal mining subsidiaries’ profitability based on their production plans, product mix, forecasted selling prices, and the related production and operational costs, of which strong future profits are anticipated. Accordingly, management considered it is probable that the Company, in future, will earn sufficient taxable profits to utilise these coal mining subsidiaries’ deductible temporary differences and unused tax losses before they expire and as such, the related deferred tax assets are recognised.

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8. SUBSEQUENT EVENTS

On July 5, 2013, Guizhou Puxin Energy Co., Ltd (“Guizhou Puxin”)  received and fully drew down a total of CNY105,000 (US$17,108) in long-term trust loan from China Minsheng Bank Co., Ltd., entrusted by Yangpu Banghua Industrial Company Limited, an unrelated third party, to be repaid in July 5, 2016. The purpose of the loan is to finance working capital, mine construction, payment of mining rights payables and debt settlement. The loan bears a fixed interest rate of 7.38% per annum and bears commission fee at a rate of 0.33%.

On July 18, 2013, the Company obtained a confirmation letter from China Minsheng Bank which will provide a loan facility totaling CNY1,600,000 (US$260,692) for a year during which the Company can draw down loan amounts pursuant to the conditions set out in the confirmation letter. On July 29, 2013, the Company obtained a revised confirmation letter from China Minsheng Bank which extends the expiry period of the loan facility from a year to one and a half years.

On August 14, 2013 and October 17, 2013, Guizhou Puxin received a CNY100,000 (US$16,293) and CNY150,000 (US$24,440) one-year bank loan from China Minsheng Bank Co., Ltd., Chongqing Branch, respectively. The purpose of the loans is to finance the purchase of coal and to finance the working capital of Guizhou Puxin, respectively. The loans are guaranteed by Wuhu Feishang Industrial Development Co., Ltd. (‘‘WFID’’), and Pingxiang Iron & Steel Co., Ltd. (‘‘Pingxiang’’). Pingxiang was a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Upon the disposal by Mr. Li Feilie in January 2013, Pingxiang became an independent third party thereafter. The loans are also collateralized by a pledge of the outstanding stock of Guizhou Puxin. The loans bear floating annual interest rate of 6.60% and 6.00% per annum, respectively. The loans were fully drawn down in August 2013 and October 2013, respectively.

On August 29, 2013, Guizhou Puxin received and fully drew down a CNY76,000 (US$12,383) one-year entrusted loan from China Industrial International Trust Limited. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed interest rate of 7.29% per annum. The loan is secured by a CNY16,000 (US$2,607) bank deposit.

On October 10, 2013, the Company obtained a confirmation letter from China Merchants Bank which will provide a loan facility totaling CNY350,000 (US$57,026) for seventeen months, during which the Company can draw down loan amounts subject to the terms and conditions set out in the confirmation letter.

On October 22, 2013, Guizhou Puxin received and fully drawn down a CNY30,000 (US$4,888) six months’ short-term bank loan from China Everbright Bank. The purpose of the loan is to finance the purchase of coal. The loan is guaranteed by Feishang Enterprise. The loan bears a fixed interest rate of 6.72% per annum.

On December 6, 2013, Feishang Anthracite Resources Limited (formerly known as “Wealthy Year Limited”) (“Feishang Anthracite”), a wholly-owned subsidiary of the Company, increased its authorized share capital under which it may issue an aggregate of: (i) a maximum of 50,000 shares of one class with a par value of US$1.00 each; and (ii) a maximum of 1,000,000,000 ordinary shares of one class with a par value of HK$0.01 each (the “Listco Shares”), pursuant to which the Company completed the subscription for 124,554,580 Listco Shares of Feishang Anthracite with a par value of HK$0.01 each at a total consideration of HK$98,380 (US$12,633) as of December 12, 2013. Subsequently on December 12, 2013, Feishang Anthracite repurchased the one share with a par value of US$1.00 in Feishang Anthracite held by the Company at par and simultaneously, Feishang Anthracite reduced its authorized but unissued share capital by the cancellation of the entire class of 50,000 ordinary shares with a par value of US$1.00 each.

10 / 15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding acquisitions, investments, dispositions, financings, conflicts of interest and other business matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2013 totaled CNY70.56 million (US$11.50 million), a 5.47% increase over the same period of 2012. The increase was mainly comprised of (i) an increase in the sales volume of iron concentrates by 144.41% to 16,908 tonnes during the period from 6,918 tonnes for the same period of 2012, due to a production suspension order in Wuhu city in the first quarter of 2012 while normal production resumed in 2013; and (ii) an increase in revenue from sales of internally-produced coal resulted from an increase in sales volume from 146,734 tonnes in the six months ended June 30, 2012 to 187,432 tonnes in the same period in 2013. The increment was attributable to the increase in the production output of Baiping Coal Mine and the commencement of commercial production of Xinsong Coal Mine in December 2012, which was partially offset by (i) a decrease in the production output that resulted from the temporary suspension of the Gouchang Coal Mine since March 2013 due to the coal mine consolidation policy in Guizhou province; and (ii) the drop in average selling price of coal from CNY368 (US$60) per tonne in the six months ended June 30, 2012 to CNY292 (US$48) in the same period in 2013, principally as a result of the drop in the market price of coal in Guizhou in the first half of 2013; (iii) the drop in average selling price of iron concentrates from CNY1,045 (US$170) per tonne in the six months ended June 30, 2012 to CNY917 (US$149) in the same period in 2013; and (iv) the decrease in the third party coal trading business from CNY1.10 million (US$0.18 million) in the six months ended June 30, 2012 to nil in the same period of 2013.

Sales for the second quarter of 2013 totaled CNY41.27 million (US$6.72 million), a 9.06% increase over the same period last year. This increase was mainly due to a surge in the sales volume of iron concentrates by 86.78% to 12,921 tonnes during the period from 6,918 tonnes for the same period of 2012. The reasons for the change were the same as above.

The overall gross profit margin decreased from 42.17% for the six months ended June 30, 2012 to 27.11% for the same period of 2013. The drop was mainly due to a decline in the average selling price of internally-produced coal and iron concentrates. The drop in the selling prices was caused by the temporarily cyclical movement in the coal and iron markets.

The drop in gross profit margin for the second quarter of 2013, from 40.95% to 22.61% was caused by the same reasons.

ADMINISTRATIVE EXPENSES

Administrative expenses increased by CNY26.77 million (US$4.36 million) or 68.34% to CNY65.94 million (US$10.74 million) for the six months ended June 30, 2013 from CNY39.17 million (US$6.38 million) for the same period of 2012. This increase was mainly caused by (i) an increase in expenses incurred in connection with the spin off to shareholders of the Company’s ownership of shares in its subsidiary, and the related listing of such shares on the Hong Kong Exchange of CNY14.21 million (US$2.32 million); (ii) losses incurred from the suspension of production at Gouchang Coal Mine of CNY6.48 million (US$1.06 million); as well as (iii) an increase in payroll expense amounting to CNY3.15 million (US$0.51 million) following the expansion of our operations.

Administrative expenses increased by CNY20.89 million (US$3.40 million) or 98.54% to CNY42.09 million (US$6.86 million) for the second quarter of 2013 from CNY21.20 million (US$3.45 million) for the same quarter of 2012. The increase was mainly due to the same reasons cited above.

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IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

An impairment loss on property, plant and equipment of CNY184.4 million (US$30.04 million) incurred for the six months ended June 30, 2013 in connection with the temporary suspension of Gouchang Coal Mine. The suspension was in response of the “Notice of the Implementation Rules on Accelerating the Progress of Merging and Restructuring Coal Mining Enterprises of Guizhou Province”, where coal mines which do not meet certain production capacities and gas outburst requirements are required to suspend operations pending consolidation arrangements. Under such notice, operations at Gouchang Coal Mine have been suspended since March 2013 pending our acquisition of a nearby coal mine and Gouchang Coal Mine achieving certain production capacity targets. Therefore we determined the recoverable value of Gouchang Coal Mine based on the mine’s FVLCD using pre-tax cash flow projections, adopting certain assumptions based on the mine’s past performance and our expectations on market development, applying a discount rate of 15.05%, and assuming that the mine can resume operations by the end of 2015.

There was no impairment loss in the same period of 2012.

FINANCE COST

Finance cost increased to CNY31.90 million (US$5.20 million) and CNY43.91 million (US$7.16 million) for the three and six months ended June 30, 2013, respectively, from CNY11.37 million (US$1.85 million) and CNY20.82 million (US$3.39 million) for the same periods in 2012. This increase was mainly caused by (i) the increase in bank borrowing for the three and six months ended June 30, 2013, as compared to the same periods of 2012; (ii) the refinancing of our non-interest bearing loans previously provided by related parties with interest bearing loans from banks; and (iii) the commission fee derived from entrusted loans in the first half year of 2013.

INTEREST INCOME

Interest income increased to CNY1.34 million (US$0.22 million) and CNY1.78 million (US$0.29 million) for the three and six months ended June 30, 2013, respectively, from CNY0.91 million (US$0.15 million) and CNY1.70 million (US$0.28 million) for the same period in 2012. This increase was contributed by an increase in the average bank deposit.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

LOSS FOR THE PERIOD

The loss for the period of the Company increased by CNY182.68 million (US$29.76 million) from a loss of CNY45.55 million (US$7.42 million) for the six months ended June 30, 2012 to a loss of CNY228.23 million (US$37.19 million) for the six months ended June 30, 2013. The increase in loss was mainly caused by: (i) the increase in impairment loss on property, plant and equipment of CNY184.42 million (US$30.05 million) incurred in connection with the temporary suspension of Gouchang Coal Mine in 2013; (ii) the decrease in gross profits as a result of the drop in the market price of coal in Guizhou and mainland China in the first half of 2013; (iii) the increase in administrative expense amounting to CNY26.77 million (US$4.36 million); and (iv) the increase in interest expense associated with bank loans amounting to CNY23.09 million (US$3.76 million), partly offset by the income tax benefit amounting to CNY58.44 million (US$9.52 million) as a result of the deferred tax assets recognition.

The loss for the period of the Company increased by CNY28.29 million (US$4.61 million) from CNY28.55 million (US$4.65 million) for the three months ended June 30, 2012 to CNY56.84 million (US$9.26 million) for the three months ended June 30, 2013. The increase in loss was mainly due to (i) the decrease in gross profits as a result of the drop in the market price of coal in Guizhou and mainland China in the first half of 2013; (ii) the increase in administrative expense amounting to CNY20.89 million (US$3.40 million); and (iii) the increase in interest expense associated with bank loans amounting to CNY20.53 million (US$3.35 million), partly offset by the income tax benefit amounting to CNY13.53 million (US$2.20 million) as a result of the deferred tax assets recognition.

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LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements primarily through internally generated cash, loans from the Shareholder and bank borrowings.

Net cash used for operating activities for the six months ended June 30, 2013 was approximately CNY132.73 million (US$21.63 million) as compared to net cash used for operating activities of CNY47.82 million (US$7.79 million) for the corresponding period in 2012. The decrease in net cash outflow was mainly caused by CNY37.67 million (US$6.14 million) interest paid, a decrease of CNY19.46 million (US$3.17 million) in trade and bill payables, an increase of CNY11.89 million (US$1.94 million) in rehabilitation fund paid, and total CNY9.53 million (US$1.55 million) inventories purchased and income tax paid.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2012	2013
	CNY	CNY
		(Unaudited)
Current ratio	0.32X	0.38X
Working capital	(750,624,000)	(690,683,000)
Ratio of interest-bearing debt to total shareholders’ equity	2.04X	5.76X

Net cash used in investing activities for the six months ended June 30, 2013 was CNY120.15 million (US$19.58 million), as compared with CNY173.09 million (US$28.20 million) in the corresponding period of 2012. The net cash used in investing activities is primarily comprised of the payment for the acquisition of property and equipment amounting to CNY129.25 million (US$21.06 million).

Net cash provided in financing activities for the six months ended June 30, 2013 was CNY340.86 million (US$55.54 million), as compared with CNY373.51 million (US$60.86 million) net cash used in the corresponding period of 2012. This was primarily contributed by (i) the loan proceeds of CNY918.60 million (US$149.67 million) comprised: CNY15 million (US$2.44 million) by Dayuan Coal on long-term bank loan drawdown; CNY520 million (US$84.73 million) and CNY300 million (US$48.88 million) by Guizhou Puxin on short-term bank loan and long-term bank loan drawdown, respectively, and CNY83.6 million (US$13.6 million) by Guizhou Puxin and certain its subsidiaries on long-term trust loans drawdown from Yangpu Banghua Industrial Company Limited; and (ii) the net decrease of restricted bank deposit amounting to CNY7.08 million (US$1.15 million), partly offset by bank loan repayment of CNY150 million (US$24.44 million), CNY5 million (US$0.81 million) and CNY20 million (US$3.26 million) by Guizhou Puxin, Guizhou Xinsong and Guizhou Yongfu, respectively.

Our liquidity, including our working capital, has been affected by many factors including:

➢	Funding of our on-going mining activities through internally generated funds;
➢	Increases in administrative and operating expenses;
➢	Our ability to secure bank financing as and when required, on acceptable terms;
➢

Our difficulty in accessing US capital markets to fund PRC operations, in part because investment strategies of institutional investors may be negatively affected by companies that engage in both metal ore and coal mining operations;

➢

A lack of development of US trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions; and

➢	Differing liquidity needs of the metals segment and the coal segment.

The Company has announced that, effective January 22, 2014, it intends to complete its spinoff to shareholders of the shares owned by the Company in its subsidiary, Feishang Anthracite. While management anticipates that the spinoff will position the Company to address some or all of the issues adversely affecting the Company’s liquidity, there is no assurance that such will occur.

Capital commitments in respect of coal mine development and others as at June 30, 2013 amounted to CNY88.96 million (US$14.49 million).

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As of June 30, 2013, the Company had a working capital deficiency of CNY690.68 million (US$112.53 million) and had undrawn loan facilities totaling CNY260 million (US$42.36 million) available to finance its future operations. Subsequent to June 30, 2013, the Company has secured additional loan facilities as at November 30, 2013 totaling CNY461 million (US$75.11 million) and obtained confirmation letters from the banks to provide further loan facilities totaling CNY1,950 million (US$317.72 million) pursuant to certain terms and conditions contained in the confirmation letters. In the opinion of the Directors, the Company’s forecasts and projections, after taking into account reasonably possible changes in trading performance, operating, as well as capital expenditures, and the available bank facilities, support the Company’s ability to continue to operate within the level of its current capacity and that the Company is expected to have sufficient liquidity to finance its operations for the next twelve months.

Except as disclosed above, there have been no significant changes in financial condition and liquidity for the period subsequent to June 30, 2013 until December 31, 2013. The Company believes that internally generated funds, bank borrowings and/ or equity/ debt financing from the Shareholder will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

In the event that our operating plans change due to changes in our strategic plans, lower-than-expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued uncertainty surrounding the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted. If so, we could be required to adjust our expenditures for the remainder of 2013 and for 2014 to conserve working capital, or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 31, 2013

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